October 2, 2006

MAIL STOP 3561

via U.S. mail and facsimile


Robert L. McKean, President and CEO
Albina Community Bancorp
2002 N.E. Martin Luther King, Jr. Blvd.
Portland, Oregon 97212

Re:      Albina Community Bancorp
      Form 1-A, filed August 24, 2006
      File No.:  24-10150

Dear Mr. McKean:

	We have the following comments on your amended filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Part 1 - Notification

Item 1.  Significant Parties
1. We partially reissue prior comment three from our letter dated July 21, 2006. Disclose the control person(s) for each entity listed in this section. This would be 2.
the person(s) that have ultimate voting or dispositive control of the shares. We may have further comment.
3. Please provide a residential address for Mr. Keane in Item
1(d).
4. Provide a separate table listing the information required by Item
1(e) rather than referring back to Item 1(d).
5. Provide the business and residential address for each person listed as "unknown" in Item 1(f), as required by Item 1.

Item 5.  Unregistered Securities Issued or Sold Within One Year
6. Disclose the facts relied upon in the issuance to Ms. Edmeades pursuant to Section 4(2).

Risk Factors, page 3
7. Revise the subheading to risk factor eight to indicate the risk
-
i.e. the default risk. Also, clearly discuss the risk to the bank of potential defaults.
8. Revise risk factor ten to discuss your current sensitivity gap, if any.
9. Revise risk factor 11 to discuss the extent of your dependence upon adjustable rate loans.
10. Please include in risk factor 11 a brief discussion of your experience regarding defaults on adjustable rate loans and the experience of the Portland market in general in this regard.

Terms of the Offering, page 8
11. We note the disclosure on page 10 that you desire to maintain less than 300 shareholders of record so that you do not become subject to the reporting requirements of the Exchange Act. Please disclose the current number of shareholders of record. Discuss the impact this may have on your ability to sell the entire offering and the resultant risks. Add a risk factor.

Dilution, page 13
12. Provide a more detailed discussion of the dilution if Davidson sells more than 70% of the total shares.


Use of Proceeds, page 16
13. As we requested in prior comment 37 from our letter dated July 21, 2006, please revise the table to provide a detailed use of proceeds for each level of funds raised. Please explain how the funds contributed to the bank`s capital will be used. Provide a detailed use of proceeds allocated to general corporate purposes.
14. We note that some of the funds allocated to general corporate purposes will be allocated to director fees and holding company level expenses for executive salaries. Clearly name each officer or director that will receive compensation or fees from these funds and state the amount allocated to each individual.

Market for Common Equity and Related Stockholder Matters, page 17
15. We partially reissue prior comment 50 from our letter dated
July
21, 2006. Clarify that "the quotations reflect inter-dealer prices" without retail mark-up, mark-down or commission.
16. As we requested in prior comment 51 from our letter dated July 21, 2006, please revise the table to reflect the high and low bid information for each quarter.

Albina Community Bank, page 20
17. We reissue prior comment 42 from our letter dated July 21,
2006.
Please include a more detailed discussion of your business and your
principal products and services.
18. Please remove the references to "significant" growth and expansion or "significant" future expansion.
19. Explain the New Markets Tex Credit and the proposed business of
Albina Development Company LLC.
20. Explain in greater detail this "off-balance sheet" rated investment product pursuant to an agreement with Dreyfus Funds.
21. We note that the company is considering leasing a facility that
would require approximately $1 million in improvements or
developing
a larger mixed retail and office space, at an estimated cost of
$4.5
to 6 million. Please clarify whether any of the proceeds of the offering will be used for this purpose. If so, please revise the use of proceeds table to clearly reflect this allocation.
22. Please explain your discussion of the opportunity to relocate in light of the expiration of the lease of your administrative offices in light of the disclosure on page 22 that the lease was extended.
23. In discussing your market area, provide detailed demographic information on the census tracts where at least 60% of our loans are designated.
24. We note the disclosure on page 43 that in 1998 you decided to exit the residential mortgage business. For the benefit of investors, please discuss the specific risks you face as a result of focusing on commercial real estate and construction loans as opposed to residential loans.
25. If available, for the area(s) in which your branches are presently located, please provide additional detailed disclosure of the demographic profile, such as industry, income, age, employment, occupation, education, family size, marital status, home ownership and household by types. Also, please disclose where, outside of North/Northeast Portland you now have branches, or will have branches, and when. Discuss the status of your plans for each planned branch.

Management`s Discussion and Analysis, page 29
26. We reviewed your response to prior comment 58 from our letter dated June 21, 2006, but were unable to find your revision as indicated. We also note from your response that your current presentation of average equity takes into consideration the timing of an equity infusion in late 2005. As this calculation requires the use of average equity, not weighted average equity, the timing of this infusion would not be considered. Please revise to present the return on average equity for the year ended December 31, 2005 (approximately 9.9%). Also, revise your Average Yields Earned and Rates Paid table on page 46 accordingly.
27. The Management`s Discussion and Analysis ("MD&A") section is one
of the most critical aspects of the offering circular.  As such, we
ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at
http://www.sec.gov/rules/interp/33-8350.htm.   This guidance is
intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.
28. Discuss the reason(s) for the decrease in net income for the six months ended June 30, 2006 as compared to 2005.
29. Explain the reason for the decrease in loan fees on brokered loans.

Liquidity Management, page 55
30. We reviewed your revised disclosure in response to our prior comment 73 from our letter dated June 21, 2006, noting your current focus to aggressively market money market accounts over
certificates
of deposit. Your response did not completely address our comment, thus it will be reissued. We note approximately $42 million of certificates of deposit will mature in 12 months or less whereas your total primary and secondary liquidity is approximately $35
million.
Please revise to discuss the historical and expected renewal rates of
these certificates as well as any liquidity need that could arise from these certificates not being renewed as anticipated.
31. We reviewed your response and revised disclosure regarding our prior comment 74 from our letter dated June 21, 2006, and it appears you have merely duplicated your statements of cash flows.
Therefore,
we are reissuing our comment in its entirety. Please provide an enhanced analysis and explanation of the sources and uses of cash and material changes in the items underlying the major captions (i.e. operating, investing, and financing) reported in your statements of
cash flows for all periods presented.   Your analysis of cash
flows
should not merely recite information presented in the consolidated statements of cash flows.

Management, page 49
32. We reissue prior comment 75 from our letter dated July 21, 2006.
Disclose the beginning and ending dates of employment for each employment position listed. For example, provide the period Mr. Dixon was employed with Stanley Tools, discuss Mr. Henderson`s employment from 2004 to the present, provide the period Ms. Holden was in each employment position listed, provide the period Mr. McKean has been President and CEO of the company and the bank, etc.

Stock Ownership of Management and Certain Stockholders, page 70
33. We note that you provide disclosure regarding only shareholders owning more than 5%. Please be advised that Item 1(e) requires that you include shareholders owning 5% or more. Please revise the disclosure, if necessary, to ensure that you include all persons owning 5% or more of any class of securities.
34. We reissue prior comment 79 from our letter dated June 21, 2006.
Disclose the control person(s) for each entity listed in the table.
This would be the person(s) that have ultimate voting or dispositive control of the shares. We may have further comment.
35. Please add clear disclosure to the last two columns of the table to make it clear that there is no minimum and no guarantee the company will raise the maximum amount in this offering.

Financial Statements

Notes to Financial Statements

Note 1 - Organization and Summary of Significant Accounting
Policies

Investment in limited liability corporation, F-12
36. We reviewed your response to our prior comment 84 from our letter dated June 21, 2006, noting the bank owned 56.2% interest in the limited liability corporation, yet you used the equity method of accounting. Tell us how your accounting treatment (i.e. not consolidated) is consistent with GAAP and cite the specific authoritative literature you used to support your conclusion. In your response, please address the applicability of ARB 51 and FIN 46(R). Please advise or revise accordingly.

Stock-based compensation, F-13
37. We reviewed your response to our prior comment 83 from our letter dated June 21, 2006; however, your response did not address our comment as it related to your ESPP. Therefore, we are reissuing our comment in part. Please revise your accounting policy to specifically address how paragraph 12 of SFAS 123(R) impacts the change in your ESPP (i.e. the SFAS 123(R) impact of the new ESPP purchase price determination on your financial statements).

Note 17 - Stock-Based Compensation, F-35
38. We reviewed your response to our prior comment 86 from our letter dated June 21, 2006. Please revise to provide disclosures required by paragraph A240(b)(2) of SFAS 123(R).

Other Regulatory
39. Please provide a current dated consent of the independent accountants with your amended filing in accordance with Part III-
Exhibits Item 2 (10) of the Form 1-A general instructions.

Exhibits
40. We reissue prior comment 89 from our letter dated June 21, 2006.
Please file a validly executed placement agent agreement as exhibit
1.1.
41. Please provide an updated legality opinion with each amendment.

Closing Comments

	As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Gordon Crim, Esq.
	503-221-0607


Robert L. McKean, President and CEO
Albina Community Bancorp
October 2, 2006
Page 1